GenesisAI Corporation

(a Delaware Corporation)

Unaudited Financial Statements

Period of July 3, 2018 (inception) through
December 31, 2018

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

Financial Statements

GenesisAI Corporation

Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

    Balance Sheet as of December 31, 2018   FS-5

    Income Statement for the period of July 3, 2018 (inception) through December 31, 2018   FS-6

    Statement of Changes in Shareholders' Equity for the period of July 3, 2018 (inception) through December 31, 2018   FS-7

    Statement of Cash Flows for the period of July 3, 2018 (inception) through December 31, 2018   FS-8

    Notes and Additional Disclosures to the Financial Statements as of December 31, 2018   FS-9



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 28, 2020

To: Board of Directors of GenesisAI Corporation
Attn: Archil Cheishvili CEO

Re: 2018 Financial Statement Review
GenesisAI Corporation

We have reviewed the accompanying financial statements of GenesisAI Corporation (the "Company"), which comprise the balance sheet as of December 31, 2018 and the related statements of income, equity, and cash flows for the period of July 3, 2018 (inception) through December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

GENESISAI CORPORATION
Financial Statements
For the Fiscal Years Ended
December 31, 2018

Balance Sheet
(Unaudited)

ASSETS

	FY 2018
Current Assets:	
Cash & cash equivalents	$ 70,501
Total Assets	$ 70,501

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 23,950
Total Liabilities	$ 23,950
Stockholder's equity:	
Common stock (3,400,000 issued and outstanding @ $0.0001)	$ 340
Shareholder Subscription	$ (340)
Additional paid-in capital	$ 102,875
Retained Earnings	$ (56,324)
Total stockholders' equity	$ 46,551
Total liabilities and stockholders' equity	$ 70,501

The accompanying notes are an integral part of these consolidated financial statements.

GENESISAI CORPORATION
Financial Statements
For the Fiscal Years Ended
December 31, 2018

Income Statement
(Unaudited)

Income:		FY 2018
Gross revenue	$	-
Cost of revenue	$	-
Total cost of revenue	$	-
Gross profit	$	-
Expenses:		
Marketing & advertising	$	256
Accounting & legal fees	$	500
General & Administrative	$	55,568
Total expenses	$	**56,324**
Net income (loss)	$	**(56,324)**

The accompanying notes are an integral part of these consolidated financial statements.

GENESISAI CORPORATION
Financial Statements
For the Fiscal Years Ended
December 31, 2018

Statements of Stockholders' Equity
(Unaudited)

| | Common Stock | | | | | |
	Shares	At Par	Additional Paid-In Capital	Shareholder Subscription	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of July 3, 2018 (inception)	-	$ -	$ -		$ -	$ -
Issuance of common stock	3,400,000	$ 340	$ -	$ (340)	$ -	$ -
SAFE issuance	-	$ -	$ 102,875		$ -	$ 102,875
Shareholder Contribution	-	$ -	$ -		$ -	$ -
Net Income (Loss)	-	$ -	$ -		$ -	$ -
Balance as of December 31, 2018	3,400,000	$ 340	$ 102,875		$ -	$ 102,875

The accompanying notes are an integral part of these consolidated financial statements.

GENESISAI CORPORATION
Financial Statements
For the Fiscal Years Ended
December 31, 2018

Statements of Cash Flows
(Unaudited)

	2018
Cash flows from operations	
Net loss	$ (56,324)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase in Accounts Payable	$ 23,950
Net cash provided by Operating Activities	$ (32,374)
Cash flows from financing activities	
Proceeds from the issuance of SAFEs	$ 102,875
Net cash provided from financing activities	$ 102,875
Net increase (decrease) in cash and cash equivalents	
Beginning of year - Cash	$ -
End of year - Cash	$ 70,501

The accompanying notes are an integral part of these consolidated financial statements.

GENESISAI CORPORATION
Financial Statements
For the Fiscal Years Ended
December 31, 2018

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

GenesisAI Corporation ("GenesisAI", the "Company", or "we") was formed as a Delaware corporation on July 3, 2018. The Company's headquarters are in Massachusetts.

The Company develops and markets an online marketplace for artificial intelligence solutions and products.

Since Inception, the Company has relied on securing shareholder investment and contributions from the founders. As of December 31, 2018, the Company had limited working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company has a limited operating history. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of services provided in exchange for issuance of stock, inventory, and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include convertible notes payable. Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("Topic 606"). We derive our revenue principally from service fees paid by our caregiver partners for the use of our platform.

We evaluate the presentation of revenue on a gross versus net basis based on whether we act as a principal by controlling the child care service provided or whether we act as an agent by arranging for third parties to provide the child care service. We facilitate the provision of a child care service by a caregiver to a parent (the caregiver's customer) in order for the caregiver to fulfill their contractual promise to the parent. The caregiver fulfills their promise to provide a child care service to their customer through use of the Nanno platform. While we facilitate setting the price for child care services, the caregivers and parents have the discretion in accepting the transaction price through the platform. We do not control the child care services being provided to the parent nor do we have inventory risk related to the child care services. As a result, we act as an agent in facilitating the ability for a caregiver to provide a transportation service to a parent.

We report revenue on a net basis, reflecting the service fees and commissions owed to us from the caregivers as revenue, and not the gross amount collected from the parent. We made this determination of not being primarily responsible for the services since we do not promise the transportation services, do not contract with caregivers to provide transportation services on our behalf, do not control whether the caregiver accepts or declines the child care request via the Nanno platform, and do not control the provision of child care services by caregivers to parents at any point in time either before, during, or after, the child care engagement.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the year ending December 31, 2018 and has no income tax provision.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

NOTE 3 – CASH

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $70,501 as of December 31, 2018.

NOTE 4 – ACCOUNTS PAYABLE

Accrued liabilities as of December 31, 2018 consisted of outstanding payroll. The Company hires Palatine Analytics Corporation, of which is run by one of the founders of GenesisAI, for CEO services. The CEO services agreement commenced on May 31, 2018 for $80,000, for which a monthly accrual is booked less payments made during the year, and is valid for 1 year.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2019, 3,400,000 shares of Common Stock are issued and outstanding. Of this amount, 100% is held by the Company's four cofounders.

The Corporation adopted the 2018 Stock Incentive Plan (the "Plan"), pursuant to which the Corporation may grant incentive stock options, non-statutory stock options, and other stock awards for the purchase of an aggregate of 1,000,000 shares of Common Stock.

The Corporation is authorized to enter into and perform its obligations under separate Restricted Stock Agreements between the Corporation and individuals determined as eligible by the Board of Directors

Additional Paid-In Capital

Since inception, the Company has raised $102,875 cash in exchange for several Simple Agreements for Future Equity (collectively, the "SAFEs"). Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), an amount of $52,875 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $52,875. If there is a Qualified Equity Financing (defined as more than $500,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

The remaining amount of $50,000 of the outstanding SAFEs will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $250,000).

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss for the period from Inception through December 31, 2018. The Company's ability to continue as a going concern is dependent upon management's plan to raise additional funds (see Note 7), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

During the next twelve months, the Company intends to grow its operations with funding from a Regulation CF crowdfunding campaign and funds from revenue producing activities, if and when such can be realized. The

Company plans to offer a Simple Agreement for Future Equity ("SAFE") for up to $1,070,000 (the "Crowdfunding Offering"). The Company is attempting to raise a minimum of $50,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through WeFunder Portal LLC (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive a 7.5% commission fee.

Additional Funding Secured

In 2019, the Company has raised $115,000 cash in exchange for several Simple Agreements for Future Equity (collectively, the "SAFEs"). Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), an amount of $115,000 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $115,000. If there is a Qualified Equity Financing (defined as more than $2,000,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,000,000).

The Company issued an additional 562,810 shares of common stock in exchange for $65,000.

CEO Service Agreement Renewed

The Company renewed its CEO services agreement with Palatine Analytics Corporation for an additional term from June 1, 2019 to November 13, 2019.

Management's Evaluation

Management has evaluated subsequent events through January 27, 2020, the date the were financial statements available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.